Michael J. Willms
1749 Seven Oaks Lane
Minocqua, WI 54548
715-254-1968

September 13, 2007

Sent Via eMail and Certified Letter

The Board of Directors
PowerCold Corporation
115 Canfield Road
P.O. Box 1239
La Vernia, TX 78121

Re: My Resignation From PowerCold's Board of Directors

Gentlemen:

I hereby resign from PowerCold's Board of Directors effective immediately. My resignation is predicated on continued disagreements with PowerCold's executive management and the Board's reluctance to take what I view are required corrective actions.

It is my opinion PowerCold's Board has failed in its fiduciary duties in implementing an appropriate internal control environment. It is also my opinion PowerCold's disclosure controls remain deficient.

Sincerely,

Michael J. Willms